FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo & Dye's Instant Form 4 Filer www.section16.net

1. Name and Address of Reporting Person* Levin Arthur A.	2. Issuer Name and Ticker or Trading Symbol Isis Pharmaceuticals, Inc. (ISIS)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) Director 10% Owner X Officer (give title below) Other (specify below) Vice President
(Last) (First) (Middle) 2292 Faraday Avenue	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 10/31/02
(Street) Carlsbad, CA 92008		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock	10/31/02	10/31/02	M		1125	A	9.625
Common Stock	10/31/02	10/31/02	S(1)		1125	D	10.1616
Common Stock	10/31/02	10/31/02	M		1407	A	9.625
Common Stock	10/31/02	10/31/02	S(2)		1407	D	10.1616	178	D
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Employee Stock Option (right to buy)	9.625	10/31/02	10/31/02	M			1125	(3)	1/1/11	Common Stock	1125		1875	I	by wife
Employee Stock Option (right to buy)	9.625	10/31/02	10/31/02	M			1407	(4)	1/1/11	Common Stock	1407		2343	I	by wife

Explanation of Responses:

(1) The sale reported in this Form 4 was effected pursuant to a Rule 10b5-1 trading plan adopted by the reporting person's wife on August 19, 2002.
(2) The sale reported in this Form 4 was effected pursuant to a Rule 10b5-1 trading plan adopted by the reporting person's wife on August 19, 2002.
(3) On July 31, 2002, the spouse of the reporting person terminated her employment with the Issuer. On such date, 1,125 shares subject to the option were vested and exercisable. Due to her termination, the remaining 1,875 unexercisable shares expired at the end of the day on October 31, 2002.
(4) On July 31, 2002, the spouse of the reporting person terminated her employment with the Issuer. On such date, 1,407 shares subject to the option were vested and exercisable. Due to her termination, the remaining 2,343 unexercisable shares expired at the end of the day on October 31, 2002.

By: /s/ Arthur A. Levin Arthur A. Levin **Signature of Reporting Person	10/31/02 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
          If space is insufficient, See Instruction 6 for procedure.

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